SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                            (Amendment No. ............)*
                         Tropical Sportswear International
 ...............................................................................
                              (Name of Issuer)

                                Common Stock
 ...............................................................................
                       (Title of Class of Securities)

                                  89708P102
 ..............................................................................
                                (CUSIP Number)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
            89708P102
CUSIP No. ...............................................
_____________________________________________________________________________
    1) Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)
           Advantus Capital Management, Inc.
 .............................................................................
                 41-1792781
_____________________________________________________________________________
    2)  Check the Appropriate Box if a Member of a Group (See Instructions)

        a)  ..........................................................

        b)  ..........................................................
____________________________________________________________________________

    3)  SEC Use Only  ......................................................
____________________________________________________________________________
                                              Minnesota
    4)  Citizenship or Place of Organization................................
____________________________________________________________________________
                                        466,400
Number of  5)  Sole Voting Power ...........................................
Shares Bene- _______________________________________________________________
 ficially
Owned by   6)  Shared Voting Power..........................................
Each Report- _______________________________________________________________
 ing Person
With

                                               466,400
           7)  Sole Dispositive Power.......................................
             _______________________________________________________________

           8)  Shared Dispositive Power
____________________________________________________________________________

           9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       466,400
_____________________________________________________________________________

          10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
 ...............................................................................
____________________________________________________________________________
                                                                  6.1
          11)  Percent of Class Represented by Amount in Row 9..............
____________________________________________________________________________
                                                                IA
          12)  Type of Reporting Person (See Instructions).................

Item 1(a):          Tropical Sportswear International
Item 1(b):          4902 W. Waters Avenue, Tampa, FL 33634

Item 2(a):          The Minnesota Mutual Life Insurance Company
Item 2(b):          400 Robert Street North, St. Paul, MN  55101
Item 2(c):          Minnesota
Item 2(d):          Common
Item 2(e):

Item 3: This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, The Minnesota Mutual Life Insurance Company, is an insurance company as defined in section 3(a)(19) of the Act.

Item 4(a):          466,400
Item 4(b):          6.1%
Item 4(c)(i):       466,400
Item 4(c)(ii)       0
Item 4(c)(iii):     466,400
Item 4(c)(iv):      0

Item 5:             Not Applicable

Item 6: Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Tropical Sportswear International. No one person's interest in the common stock of LCC International, Inc. is more than five percent of the total outstanding common stock.

Item 7:             Not Applicable






Item 8: Advantus Capital Management, Inc., 400 Robert Street North, St. Paul Minnesota 55101, a wholly-owned subsidiary of MIMLIC Asset Management Company, 400 Robert Street North, St. Paul, Minnesota 55101, and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 466,400 shares or 6.1% of the common stock outstanding of Tropical Sportswear International ("the Company") as a result of acting as investment adviser to several persons. MIMLIC Asset Management Company is a wholly-owned subsidiary of The Minnesota Mutual Life Insurance Company, 400 Robert Street North, St. Paul, Minnesota 55101.

                    The Minnesota Mutual Life Insurance Company and MIMLIC Asset Management Company, through their control of Advantus Capital Management, Inc., each has sole power to vote and to dispose of the 466,400 shares owned by persons advised by Advantus Capital Management, Inc.

                    The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner or any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than
                    Section 13(d) of the Securities Exchange Act of 1934.

Item 9:             Not Applicable

Item 10: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with of as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/17/98
Date

/s/ ______________________________________________
Signature

Richard W. Worthing, Second Vice President
Name/Title